Exhibit 99.1

LexinFintech Holdings Ltd. Gives 2020 Loan Origination Guidance

Continued strong growth is expected with no substantial deterioration in asset quality

SHENZHEN, China, Jan. 15, 2020 /PRNewswire/ — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (Nasdaq: LX), a leading online consumer finance platform for educated young adults in China, is pleased to announce that based on the Company’s preliminary assessment of the current business and market conditions, the Company expects total loan originations for the fiscal year 2020 to be between RMB 170 billion and RMB 180 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

“We have stepped up efforts in the past year to provide our customers with a wide range of consumption services, including consumer finance, membership benefits and a point redemption system, to connect our customers with various consumption scenarios both online and offline,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “These efforts to cater to our customers’ consumption needs have ensured our ability to continue our strong growth trajectory, and we believe that we will again be able to deliver strong results for our shareholders in 2020 based on what we see in the markets today.”

“All operations and metrics are currently very strong, and we continue to acquire many new customers while growing with our existing customers,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “As a result, we are confident in our ability to grow for the year, and pleased to announce our guidance for 2020.”

“Credit performance and credit quality continues to be stable, and we do not see any material credit risks,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “There may be some fluctuations in our credit statistics due to the fact that we now have many more new customers, but the overall asset quality and trends continue to be well within our range of expectations, and we expect credit quality to be relatively stable for 2020.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, and the Company’s Dingsheng asset distribution technology platform, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of users funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.